A4

THE STANDARD

3 NOV 2005

Shipping firm wants major stake in airline

Alman Loong in Shanghai

China Shipping Group, parent of Hong Kong-listed China Shipping Container Lines and China Shipping Development, is in talks to buy a controlling stake in Shanghai-based cargo carrier Yangtze River Express to fulfill its aim to become an integrated transportation firm.

"We want to develop in all [transportation] sectors, including shipping, aviation and land transport in the future, but we are not experts in the aviation sector," said Lim Jianqing, vice president of China Shipping Group, Wednesday in Shanghai.

Yangtze River Express, founded by HNA Group in 2002, is the second airline specializing in cargo transport in China. The first, China Cargo Airlines, was set up by China Eastern Airlines and China Ocean Shipping (Group) Co in 1998.

Four other carriers are also reported to be interested in investing in Yangtze River Express, including China Airlines, Luxembourg-based Cargolux Airlines International, Yang Ming Marine Transport and Wan Hai Lines.

Lim expects Yangtze River Express to make a final decision next year.

Yangtze River Express has four Boeing 737-300 cargo aircraft and operates more than 50 domestic routes. It expects to expand the fleet size to 10 by 2005 and to 30 by 2008.

Other transportation groups from the mainland are also expanding into the aviation sector. Sinotrans, which owns shipping and freight forwarder businesses, bought a 49 percent stake in Sichuan Airlines Group earlier this year to boost its express freight business as profit margin is expected to be squeezed by increased foreign competition.

Meanwhile, China Shipping Group may give owners of China Shipping Development's Shenzhen-listed shares 2.3 to 2.5 shares for every 10 shares they hold as compensation under the non-tradable share reform, Lim said.

Shares of China Shipping Development fell 0.89 percent Wednesday on the Hong Kong stock exchange, closing at HK$5.55, but gained 1.31 percent in Shenzhen to close at 6.19 yuan (HK$5.94). Shares of China Shipping Container Lines fell 0.94 percent to HK$2.625.

alman.loong@singtaonewscorp.com

dle 11/15

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SOUTH CHINA MORNING POST -3 NOV 2005

B1

China Shipping unhappy over stake in Yangshan project

PORTS
Charlotte So in Shanghai

China Shipping Group, a partner in the second phase of Shanghai's massive US$12 billion Yangshan deepwater port, has expressed strong dissatisfaction at its allocated 10 per cent share in the infrastructure project.

"It is far from our expectation and target," company president Lin Jianqing said. "The final allocation is subject to change and we are working hard to get more."

The shareholding structure of the port's Phase II has been a source of simmering discontent among China's shipping groups, which complain the lion's share of the project has been allocated to the powerful foreign players in the consortium – Hutchison Port Holdings and APM Terminals.

Cosco, the other state shipping group in the consortium that was also awarded a 10 per cent stake, was earlier reported by one port official as having dismissed the equity split as "an insult".

Sources have indicated that the award of Phase II stakes may have been influenced in part by the need to offer compensation to port operators that lost business in the transfer of all Sino-European shipping services to the Yangshan Phase I complex in July.


Yangshan port stakes in dispute

Final shareholding deal faces delay as

first quarter of next year," one senior port executive said. "Cosco insists they are not going to take [the] present equity split.

The *Post's* report on September 26 which detailed dissent over the project.

The Shanghai authorities enforced the transfer of those services from the Waigaoqiao complex in preparation for the Yangshan Phase I launch this month.

Phase II shareholders are thought to be eligible for an equity swap with Phase I, while those in later phases of the project – envisaged to have at least three phases with support infrastructure – would miss out, underscoring the need for mainland shipping groups' strong presence in the Phase II development.

Four-berth Phase II will be among the most expensive port developments on record, with the construction costs of US$205 million per berth almost triple the equivalent costs for comparable ports.

Phase I is on a trial run and one of the potential shareholders, Maersk Sealand, has had a soft launch of its service to the port.

The shareholding structure of the project, wholly owned by domestic investors, has yet to be announced.

AP Moller has expressed satisfaction at its stake in Yangshan Phase II, with group executive vice-president Knud Pontoppidan telling an industry conference in Shanghai that the shipping giant would be looking at other investment opportunities in the mainland.

Meanwhile, Mr Lin said the dissatisfaction at the allocation stemmed from the fact that his company was one of the early players in the development of Yangshan port.

He said China Shipping had expressed its interest three years ago.

"We were involved in the feasibility study of the traffic design of the port and expressed our intention to invest three years ago," Mr Lin said.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

THE STANDARD -7 NOV 2005

A4

Crude carrier in share reform program

Prudence Ho

China Shipping Development, the mainland's largest crude oil carrier, plans to launch a reform program to unload its state-owned shares.

Under the plan, 2.3 state-owned shares will be offered for every 10 A shares, which will involve the unloading of around 80.5 million state-owned shares by by parent company China Shipping (Group).

H-share holders will not benefit from a similar offer.

China's state-controlled listed companies have just begun the process of making their nontradable shares held by government entities fully tradable.

The offer is intended to compensate smaller shareholders for any losses incurred once China Shipping nontradable shares can be exchanged just like any other shares.



The total value of the consideration would be approximately 453.2 million yuan (HK$434.8 million), which, based on Friday's closing price of HK$5.4, is approximately 5.63 yuan per share. The company has applied for a trading suspension in A shares and expects to resume trade on or before November 17.

After the reform comes into effect, the company's state-owned A shares will decline to 48.09 percent from 50.51 percent of the total, and tradable shares will increase to 12.94 percent from 10.52 percent.

The public's share of H shares will be maintained at 38.97 percent of total equity or 1.29 billion shares.

The company's share reform plan comes after Angang New Steel, the second-largest Hong Kong-listed steelmaker, last month announced the first share restructuring program among 31 H shares traded on both the Hong Kong and mainland stock markets.

Angang said it will offer 2.2 China-listed shares and 1.5 warrants for every 10 of Angang New Steel's mainland-listed shares outstanding.

However, the reform program will make shares more volatile.

In the A-share market, Baoshan Iron & Steel, China's biggest steelmaker, unloaded its nontradable state-owned shares in August and its share price declined 14.2 percent.

Baoshan Iron & Steel's parent-Baosteel Group spent two billion yuan to buy the company's shares to support their price in September and plans to spend another two billion yuan to buy more shares.

prudence.ho@singtaonewscorp.com

B27

THE STANDARD -7 NOV 2005

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

STATE SHARE REFORM PROPOSAL

Upon the request and authorization of the controlling shareholder of the Company, CSC, the Board hereby announces the proposal made by CSC to the A Shareholders in relation to the proposed conversion of all the State-owned Shares held by CSC into A Shares. Under such proposal, CSC proposes to offer 2.3 State-owned Shares to each A Shareholder for every 10 A Shares held by such A Shareholder as at close of business on the Record Date, as consideration for their approval of the Conversion. CSC has no plan to make similar offer of shares to the holders of H Shares under the same proposal.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") wishes to announce that, as requested and authorized by the controlling shareholder of the Company, China Shipping (Group) Company (中國海運(集團)總公司) ("**CSC**"), which holds approximately 50.51% of the Company's registered share capital, the Company had on 7 November 2005 issued a notice to the holders (the "**A Shareholder(s)**") of the domestic shares of the Company which are listed and traded on the Shanghai Stock Exchange (the "**SSE**") (the "**A Share(s)**") and CSC for a meeting to be held on 8 December 2005 of the holders of domestic shares of the Company (the "**Domestic Shareholder(s)**") (the "**Domestic Shareholders' Meeting**"), to seek the A Shareholders' approval and the Domestic Shareholders' approval of CSC's proposal for the conversion (the "**Conversion**") of all the unlisted domestic shares in the Company held by CSC (the "**State-owned Shares**") into A Shares (the "**State Share Reform Proposal**").

The following is a summary of the State Share Reform Proposal. Details of the State Share Reform Proposal and copies of all other relevant documents required to be filed under the rules of the SSE are posted on the website of the SSE at www.sse.com.cn.

State Share Reform Proposal

1. **The Conversion and Offer of shares**

The Conversion will take place in stages with the State-owned Shares (excluding those State-owned Shares which are to be offered for transfer to the A Shareholders pursuant to the State Share Reform Proposal) first converted into shares that are entitled to be (but not actually) listed and traded on the SSE on the first trading day immediately following the date when the State Share Reform Proposal becomes effective, which is currently expected to be 30 December 2005 (the "**Listing Date**"), subject to the trading moratorium as described in Section 3 below. Upon the expiry of the three years commencing from the Listing Date, the above shares will be converted into A Shares. The State-owned Shares which are to be offered for transfer to the A Shareholders pursuant to the State Share Reform Proposal will be converted into A Shares forthwith upon the coming into effect of the State Share Reform Proposal.

CSC proposes to offer 2.3 State-owned Shares to each A Shareholder for every 10 A Shares held by such A Shareholder as at the close of business on the record date for identifying the A Shareholders and the number of A Shares held by each A Shareholder, for the purpose of attendance at the Domestic Shareholders' Meeting, currently expected to be 23 November 2005 ("**Record Date**"), as consideration for their approval of the Conversion. CSC has no plan to make similar offer of shares to the holders of the overseas listed foreign invested shares in the Company (the "**H Share(s)**") under the State Share Reform Proposal.

(a) *Shareholding structure*

Immediately before the coming into effect of the State Share Reform Proposal	Number of shares	Percentage of registered share capital (%)	Immediately after the coming into effect of the State Share Reform Proposal	Number of shares	Percentage of registered share capital (%)
Unlisted shares:			Shares subject to trading moratorium:		
State-owned Shares (held by CSC)	1,680,000,000	50.51	State-owned Shares (held by CSC)	1,599,500,000	48.09
Sub total	1,680,000,000	50.51	Total	1,599,500,000	48.09
Listed shares:			Listed shares not subject to trading moratorium		
(i) A Shares	350,000,000	10.52	(i) A Shares	430,500,000	12.94
(ii) H Shares	1,296,000,000	38.97	(ii) H Shares	1,296,000,000	38.97
Sub-total	1,646,000,000	49.49	Sub-total	1,726,500,000	51.91
Total	**3,326,000,000**	**100**	**Total**	**3,326,000,000**	**100**

(b) *Total value of the State-owned Shares offered to the A Shareholders under the State Share Reform Proposal*

Based on a value of HK$5.40 (approximately RMB5.63) per A Share which is the closing price of H Shares as quoted on The Stock Exchange of Hong Kong Limited at close of trading on 4 November 2005, and the offer of 2.3 State-owned Shares to each A Shareholder made by CSC for every 10 A Shares held by such A Shareholder, the total value of the State-owned Shares offered to the A Shareholders would be approximately RMB453,215,000. As such, the total value of the consideration offered to the A Shareholders would be approximately RMB453,215,000.

2. **Conditions**

The coming into effect of the State Share Reform Proposal is subject to the obtaining of the approvals by and/or consent of:

(a) at least two-thirds of the voting rights held by A Shareholders attending the Domestic Shareholders' Meeting and at least two-thirds of the voting rights held by the Domestic Shareholders attending the Domestic Shareholders' Meeting. If such approvals are not obtained, CSC may convene another meeting of the Domestic Shareholders upon the expiry of three months from the date of the Domestic Shareholders' Meeting, according to the relevant laws and regulations of the PRC;

(b) the State-owned Assets Supervision and Administration Commission (the "**SASAC**") of the State Council of the People's Republic of China (the "**PRC**"). If such approval is not granted before the date of the Domestic Shareholders' Meeting as currently scheduled, the Domestic Shareholders' Meeting may be postponed to a later date following the obtaining of such approval; and

(c) the Ministry of Commerce of the PRC.

Following the coming into effect of the State Share Reform Proposal, relevant registration would need to be completed with China Securities Depository and Clearing Corporation Limited, Shanghai Branch for the changes in the number of A Shares.

Any decision made or opinion given by the China Securities Regulatory Commission (the "**CSRC**") or the SSE does not represent any recommendation or assurance in relation to the coming into effect of the State Share Reform Proposal, the value of the shares of the Company and/or the interests of the investors.

3. **Undertakings by CSC**

CSC has undertaken to the Company and the A Shareholders as follows, among others:

(a) if the State Share Reform Proposal is approved by the SASAC as well as the A Shareholders and the Domestic Shareholders at the Domestic Shareholders' Meeting, the State-owned Shares (excluding those State-owned Shares which are to be offered to the A Shareholders pursuant to the State Share Reform Proposal) held by CSC will not be listed and traded on the SSE, nor transferred, immediately following the coming into effect of the State Share Reform Proposal and within 12 months from the Listing Date;

(b) if the State Share Reform Proposal is approved by the SASAC as well as the A Shareholders and the Domestic Shareholders at the Domestic Shareholders' Meeting, the State-owned Shares (excluding those State-owned Shares which are to be offered to the A Shareholders pursuant to the State Share Reform Proposal) held by CSC will not be listed and traded on the SSE within the 24 months period immediately following the date on which the period referred to in paragraph (a) above expires;

(c) within the 24 months period from the date on which the period referred to in paragraph (b) above expires, CSC shall not sell any of its State-owned Shares (subject to any adjustment resulting from any alteration to the registered share capital of the Company) on the SSE at a price less than 120% of the closing A Share price as quoted on the SSE on the trading day immediately before the date of this announcement;

(d) CSC will arrange for the deposit of the State-owned Shares to be offered to the A Shareholders pursuant to the State Share Reform Proposal with China Securities Depository and Clearing Corporation Limited, Shanghai Branch; and

(e) CSC will be responsible for all the costs and expenses arising from the implementation of the State Share Reform Proposal.

4. **Opinions of the Sponsor and PRC Legal Adviser**

(a) Changjiang BNP Paribas Peregrine Securities Company Limited, the sponsor to CSC on the State Share Reform Proposal, considers that CSC has offered a fair and reasonable amount of consideration to the A Shareholders for their approval of the Conversion.

(b) Jun He Law Offices, the legal adviser to CSC on the State Share Reform Proposal as to PRC laws, is of the opinion that:

(i) each of CSC and the Company is a corporate legal person which is legally established and validly existing in the PRC and qualified to participate in the State Share Reform Proposal;

(ii) the State Share Reform Proposal is in full compliance with the applicable laws and regulations of the PRC, and is not in conflict with any of the provisions of the existing articles of association of the Company;

(iii) as of the date of this announcement, the provisions (including the related procedures) of the State Share Reform Proposal are in full compliance with the *Administration Procedures of the Share Reform Plan of Listed Companies* as promulgated by the CSRC;

(iv) the State Share Reform Proposal is subject to approval by at least two-thirds of the voting rights held by A Shareholders attending the Domestic Shareholders' Meeting and approval by at least two-thirds of the voting rights held by Domestic Shareholders attending the Domestic Shareholders' Meeting;

(v) the State Share Reform Proposal is subject to the approval(s) of the SASAC;

(vi) the State Share Reform Proposal is subject to the approval of or consent from the Ministry of Commerce of the PRC;

(vii) on the basis that the current PRC laws and regulations and the circulars issued by CSRC do not expressly address the rights and interests of the holders of H Shares in a share reform situation similar to the one under the State Share Reform Proposal, under PRC law, the legal rights and interests of the holders of the H Shares will not be adversely affected as a result of the State Share Reform Proposal; and

(viii) the State Share Reform Proposal only affects the legal rights and interests of CSC and the A Shareholders.

5. **Suspension and Resumption of Trading in A Shares**

The Company has applied for the suspension in trading in the A Shares on the SSE with effect from 7 November 2005. Trading in the A Shares will continue to be suspended on the SSE pending release of an announcement containing the final agreed terms of the State Share Reform Proposal, which is currently expected to be no later than 16 November 2005. Trading in the A Shares is currently expected to resume on or before 17 November 2005. The Company will apply for a further suspension in trading in the A Shares on the SSE with effect from the trading day immediately following the Record Date and trading in the A Shares is expected to resume on the Listing Date.

The Company will issue further announcements from time to time to update its shareholders and potential investors on any material development on the State Share Reform Proposal.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

7 November 2005
Shanghai, the PRC

Note: Unless otherwise specified and for reference only, the conversion of Hong Kong dollars into Renminbi is based on the exchange rate of HK$1 = RMB1.0426 in this announcement.

* *As at the date of this announcement, the Board comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

THE STANDARD 25 OCT 2005

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Third Quarterly Report of 2005

IMPORTANT NOTICE

This quarterly report has been prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. This report is published simultaneously in Shanghai, the People's Republic of China (the "PRC") and the Hong Kong Special Administrative Region of the PRC. All financial information set out in the third quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "Company", together with its subsidiaries, the "Group") confirms that there is no false representation or misleading statements which are contained in or material omission from this announcement. The Directors jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Mr. Li Shaode, chairman, and Mr. Wang Kangtian, chief financial officer have declared that they guarantee the truthfulness, accuracy and completeness of the financial statements contained in this announcement.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. PARTICULARS OF THE COMPANY

1.1 Financial information

1.1.1 Principal financial data and statistics highlights

Items	As at 30 September 2005 *(RMB)*	As at 31 December 2004 *(RMB)*	Increase/ Decrease *(%)*
Total assets	13,511,156,513.20	11,522,607,625.68	17.26
Shareholders' equity (excluding minority interests)	10,151,097,285.37	8,524,297,115.35	19.08
Net assets per share	3.05	2.56	19.14
Adjusted net assets per share	3.04	2.55	19.22

	For the three months ended 30 September 2005 *(RMB)*	For the nine months ended 30 September 2005 *(RMB)*	Increase/ (Decrease) for the period from July to September 2005, as compared with the same period in 2004 *(%)*
Net cash flow from operating activities	731,845,334.06	2,623,998,651.25	40.65
Earnings per share	0.1650	0.6483	17.77
Rate of returns on net assets (%)	5.40	21.24	(7.38)
Rate of returns on net assets after exceptional items (%)	5.22	20.39	(8.10)

Exceptional items	For the nine months ended 30 September 2005 *(RMB)*
Non-operating income	101,483,459.41
Subsidy income	2,288,800.00
Non-operating expenses	-2,347,981.40
Tax	-15,213,641.70
Total	86,210,636.31

1.1.2 Profit and loss account

Items	July-September 2005 Group *(RMB)*	July-September 2005 Company *(RMB)*	July-September 2004 Group *(RMB)*	July-September 2004 Company *(RMB)*
1. Income from principal operation	2,071,203,369.08	1,942,888,645.45	1,634,629,694.62	1,515,554,073.02
Less: Cost of principal operation	1,314,736,520.57	1,230,159,856.22	1,003,914,302.60	925,510,493.75
Less: Tax and levies on principal operation	45,715,678.44	42,789,878.21	36,227,192.22	34,185,785.34
2. Profit from principal operation	710,751,170.07	669,938,911.02	594,488,199.80	555,857,793.93
Add: Other operating profits	13,945,115.45	12,032,871.14	4,110,268.38	1,641,827.95
Less: Operating expenses Administration expenses	58,009,664.11	54,451,302.79	48,493,439.94	46,755,928.50
Financial expenses	47,838,177.47	45,904,574.38	29,834,106.34	27,617,984.67
3. Operating profit	618,848,443.94	581,615,904.99	520,270,921.90	483,125,708.71
Add: Income from investment	101,167.85	40,102,964.25	5,337,236.52	40,772,870.57
Subsidy income	198,500.00		2,329,500.00	
Non-operating income	21,776,150.30	21,045,781.65	12,372,413.89	12,372,413.89
Less: Non-operating expenses	59,415.15	59,415.15	10,951.50	10,951.50
4. Total profit	640,864,846.94	642,705,235.74	539,299,120.81	536,260,041.57
Less: Income tax	91,537,977.20	89,671,625.10	72,967,755.45	71,450,234.91
Minority shareholders' interests	701,841.84		444,397.04	
Add: Unrecognised loss from investment				
5. Net profit	548,625,027.90	553,033,610.64	465,886,968.32	464,809,806.76

Items	For the nine months ended 30 September 2005 Group *(RMB)*	For the nine months ended 30 September 2005 Company *(RMB)*	For the nine months ended 30 September 2004 Group *(RMB)*	For the nine months ended 30 September 2004 Company *(RMB)*
1. Income from principal operation	6,366,919,216.96	5,905,150,380.41	4,759,329,199.03	4,481,906,138.07
Less: Major operating costs	3,590,567,690.31	3,335,032,884.47	2,867,761,295.99	2,680,312,658.76
Tax and levies on principal operation	138,755,984.20	129,183,013.19	107,290,054.49	101,687,319.77
2. Profit from principal operation	2,637,595,542.45	2,440,934,482.75	1,784,277,848.55	1,699,906,159.54
Add: Other operating profits	32,790,868.42	23,341,773.81	16,445,683.01	6,797,102.97
Less: Operating expenses Administration expenses	168,972,541.56	157,502,456.51	158,390,694.81	151,446,327.40
Financial expenses	92,848,247.84	95,354,443.18	69,955,881.13	69,170,856.87
3. Operating profit	2,408,565,621.47	2,211,419,356.87	1,572,377,155.62	1,486,086,078.24
Add: Income from investment	1,921,900.45	190,036,033.55	17,816,100.56	101,590,917.33
Subsidy income	2,288,800.00		2,041,500.00	
Non-operating income	102,283,330.53	101,553,361.88	12,465,113.89	12,465,113.89
Less: Non-operating expenses	3,147,852.52	3,147,170.16	18,471,319.05	18,466,319.05
4. Total profit	2,511,911,799.93	2,499,859,582.14	1,586,228,551.02	1,581,675,790.41
Less: Income tax	353,458,634.54	343,677,930.39	223,615,766.47	220,061,320.75
Minority shareholders' interests	2,271,513.64		998,314.89	
Add: Unrecognised loss from investment				
5. Net profit	2,156,181,651.75	2,156,181,651.75	1,361,614,469.66	1,361,614,469.66

1.2 Top 10 shareholders of listed shares of the Company

As at 30 September 2005, the Company had 59,000 shareholders of H shares and A shares.

Name of shareholders	Number of shares held as at 30 September 2005	Type of shareholders
HKSCC Nominees Limited	1,279,492,897	H shares
China Merchants Bank Shareholders Co., Ltd. - CITIC Classic Allocation Fund	11,750,000	A shares
Industrial and Commercial Bank of China — Shanghai Stock Exchange Index 50 Open-ended Fund	8,263,656	A shares
China Merchants Bank Shareholders Co., Ltd. - China Merchants Securities Investment Fund	8,000,008	A shares
China Everbright Bank Co., Ltd. - Jutian Infrastructure Sector Securities Investment Fund	7,300,000	A shares
The Bank of Communication · Efund 50 Index Fund	6,515,481	A shares
China Bank · China Merchants Pioneer Securities Investment Fund	6,223,453	A shares
Construction Bank of China — Fortune SOAM Multi-Strategy Growth Open-ended Securities Investment Fund	5,327,328	A shares
Shanghai Securities Co., Ltd.	5,274,731	A shares
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai	5,000,044	A shares

2. Management discussion and analysis

2.1 Brief analysis of overall operating activities of the Company during the three months ended 30 September 2005

During the three months ended 30 September 2005, the operation and management of the Group have been sound and the operational results of the Group demonstrated a steady growth. For the three months ended 30 September 2005, the volume of cargo shipped by the Group was 42.2 billion tonne nautical miles, increasing by 45.2 per cent, as compared with the same period of 2004; the revenue derived from shipment was RMB2.07 billion, and the net profit was RMB549 million, increasing by 26.7 per cent and 17.8 per cent, respectively, as compared with the same period of 2004. For the nine months ended 30 September 2005, the total volume of cargo shipped by the Group was 117.1 billion tonne nautical miles, increasing by 30.6 per cent as compared with the same period of 2004; the total revenue derived from shipment was RMB6.37 billion, and the Group achieved a total net profit of RMB2.16 billion, increasing by 33.8 per cent and 58.4 per cent, respectively, as compared with the same period of 2004.

(1) Oil transportation

For the nine months ended 30 September 2005, the volume of oil shipped by the Group was 58.4 billion tonne nautical miles, and the revenue derived from oil shipment was RMB3.36 billion, increasing by 48 per cent and 21.5 per cent, respectively, as compared with the same period of 2004.

For the shipment of oil products in the PRC, the Group took advantage of the favorable opportunities arising from the increase in the offshore crude oil production, and *transferred more shipping capacity to such shipment. For the nine months ended* 30 September 2005, the Group recorded a shipping volume of 8.3 billion tonne nautical miles of offshore oil, and realized RMB810 million in revenue from such shipment, an increase of 17.3 per cent and 19.3 per cent, respectively, as compared with the same period of 2004. Taking the advantages of the increasing demand for domestic product oil and the rebound of related shipment price, the Group, during the nine months ended 30 September 2005, recorded a shipping volume of 3 billion tonne nautical miles of domestic product oil, and realized RMB290 million in revenue from such shipment, an increase of 43.7 per cent and 57 per cent, respectively, as compared with the same period of 2004.

For the international oil shipment, the Group enhanced shipping market study, focused on *the preparation of the shipping routes for the new oil tankers, and made active exploration* of the market for import and export oil shipment and third country shipment. For the nine months ended 30 September 2005, the Group recorded a shipping volume of 43.8 billion tonne-nautical miles of international oil shipment, and realized RMB1.74 billion in revenue from such shipment, an increase of 66.1 per cent and 42 per cent, respectively, as compared with the same period of 2004.

(2) Coal transportation

During the third quarter of 2005, the overall demand for coal shipment remained strong despite the impact of the macro control policy implemented by the central government of the PRC, and increase in hydro power consumption, both of which increased the coal inventory of coastal power plants. The Group actively made readjustments to its operational strategy according to the shipping market changes, thus maintained steady growth in performance. For the nine months ended 30 September 2005, the volume of coal shipped by the Group was 42.3 billion tonne nautical miles, and the revenue derived from such shipment was RMB2.33 billion, an increase of 21.9 per cent and 60.4 per cent, respectively, as compared with the same period of 2004, of which the volume of coal shipped by the Group along the domestic coast was 37.4 billion tonne nautical miles, and the corresponding shipping revenue was RMB2.19 billion, increasing by 21.7 per cent and 60.2 per cent, respectively, as compared with the same period of 2004.

(3) Other dry bulk cargo transportation

For the nine months ended 30 September 2005, both the domestic and international dry bulk cargo shipping market fluctuated. The Group recorded a total shipping volume of other dry bulk cargo of 16.4 billion tonne-nautical miles, and realized RMB 680 million in revenue from such shipment, an increase of 6.1 per cent and 24.9 per cent, respectively, as compared with the same period of 2004.

2.2 Principal operation or product contributing to over 10 per cent of revenue or profit derived from operating activities of the Company

Item	Income from *principal* operation *(RMB'000)*	*Major* operating costs *(RMB'000)*	*Gross profit* margin *(%)*
By Sector			
Ocean transportation	6,366,919	3,590,568	41.43
By Product			
Oil transportation	3,360,465	1,984,107	39.20
Coal transportation	2,332,881	1,337,546	39.95
Other dry bulk cargo transportation	673,573	278,915	57.64

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC
24 October 2005

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhangun as independent non-executive directors.*

SOUTH CHINA MORNING POST 26 OCT 2005

B2

Tanker rates take toll on bottom at China Shipping

Lower pricing and fuel costs drag profits down but analysts expect an upswing

SHIPPING
Charlotte So

Plunging international tanker freight rates have caught up with China's dominant oil tanker and bulk shipping company.

China Shipping Development Co, which reported weak third quarter profit growth yesterday, has traditionally been immune from international rate fluctuations as it carved out the biggest market share in the domestic oil and coal transport business.

But in recent years, the company has built up its international network and this exposure, combined with higher fuel costs limited profit in the third quarter to $548.6 million, up 17.8 per cent year on year. Profit rose 58 per cent to 2.15 billion yuan in the nine months to the end of September, according to a report released yesterday in accordance with PRC Accounting Standards.

The third quarter net profit was down about 30 per cent over the three months ending in June. The sharp decline in tanker rates to their lowest level in more than two years in August helped cut the profit margin of the company's oil transport business by 2 percentage points to 39.2 per cent.

However, the fourth quarter is considered the year's peak period. "The third quarter is low season and I suspect that the fourth quarter would be the best quarter in the year," China Shipping managing director Mao Shi Jia said. He said there would be a 25 to 30 per cent increase in rates this quarter.

Macquarie Securities analyst Michael Chan said the market should focus on the expected surge in fourth quarter performance. "So far, both freight rates and bunker costs, in our view, are tracking largely in line with our expectation. We believe the trends for both freight rates and bunker costs should continue in 4Q," Mr Chan said in his daily flyer.

Some analysts are concerned that international oil shipments would hinder profit margins.

"Since the company had entered an agreement with Sinopec to tie the freight rates to oil prices, they can pass on fuel cost to the domestic shipper. However, they cannot do so to the international shipper," DBS Securities analyst Gideon Lo said.

For this year to the end of September, oil volume had increased by 48 per cent and revenue from this segment was up 21.5 per cent to 3.36 billion yuan. Coal volume was up 21.9 per cent, with revenue up by 60.4 per cent to 2.33 billion yuan.

A5

THE STANDARD 26 OCT 2005

Profit blow hits China oil carrier

Carol Chan

Shares of China Shipping Development, the mainland's largest carrier of crude oil, fell after third-quarter profit came in less than expected on lower freight rates and higher bunker costs.

Net profit rose 18 percent to 548.6 million yuan (HK$526 million) for the three months ended September from 465.9 million yuan a year earlier, based on Chinese accounting standards.

The shares, which have declined 18 percent this year, fell 2.6 percent to HK$5.65 Tuesday.

International freight rates for bulk and oil hit a more than two-year low in August before recovering as carriers introduced more vessels to take advantage of burgeoning demand, fueled by China's surging economy.

China Shipping said third-quarter turnover jumped 27 percent to 2.07 billion yuan, from 1.63 billion yuan a year earlier.

The Hong Kong- and Shanghai-listed firm, which owns 77 tankers and 89 bulk ships, transports oil, coal and other cargo along China's eastern coast and to other countries.

Profit for the nine months ended September jumped 58 percent to 2.16 billion yuan from 1.36 billion yuan.

Turnover increased 34 percent to 6.367 billion yuan with a gross profit margin of 41.4 percent.

carol.chan1@singtaonewscorp.com

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.